                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003
                 ---------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [A]    Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes [ ]       No  [A]

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-      .)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 May 2003                              FLETCHER CHALLENGE FORESTS LIMITED



                                             /s/ P.M. Gillard
                                             ----------------------------------
                                             P M GILLARD
                                             SECRETARY
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                       [FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                      FLETCHER CHALLENGE FORESTS ANNOUNCES
                           SETTLEMENT OF CNIFP ISSUES

Auckland, 6 May, 2003 - Fletcher Challenge Forests today announced that it had signed an agreement with the Receivers of the Central North Island Forest Partnership ("CNIFP") and with the CNIFP banking syndicate, which settles issues outstanding in relation to the CNIFP.

"Settlement of these matters will now enable the Company to move forward with its recently announced strategy of partitioning its forests assets from the rest of the business, reducing investment in forest ownership and returning excess capital to shareholders" said John Dell, Joint Chief Executive Officer. "The amount of management and Board of Directors' time that has been devoted to CNIFP issues has been significant. This settlement now allows us to focus on the opportunities ahead rather than the issues of the past," he said.

The key elements of the settlement are:

- The litigation originally brought by CITIC against the Company, and which was being pursued by the Receivers, will be withdrawn by the Receivers in return for a payment by the Company of NZ$1.5 million;

- The Company and the Receivers have agreed that the CNIFP management agreement signed in 1996 will be terminated on 30 June 2003, although the Company will continue to manage the CNIFP's mills until 30 September 2003;

- The Company will be paid NZ$2.5 million in respect of the Company's costs associated with this termination;

                                                                    Continues...


TO:         BUSINESS EDITOR            From: Paul Gillard
                                             Company Secretary & General Counsel

Fax/Email:  AUTO                       FLETCHER CHALLENGE FORESTS LTD

                                       Telephone:  64-9-571 9846
                                       Fax:        64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

- The Company's challenge in the High Court to the right of the CNIFP banks to force a termination of the CNIFP management agreement will be withdrawn;

-        Wood supply arrangements from the CNIFP forests have been agreed.

The wood supply arrangements are for 500,000 cubic metres of pruned and unpruned sawlogs per annum. The arrangements are "evergreen" and are terminable on six months notice by either party. Together with the logs sourced from its own forests and its Supply & Trading log purchasing operations the Company believes that these arrangements - or in the event that they are terminated, its fallback rights under the "Tasman Contracts" - will enable it to meet its anticipated customer commitments.

In addition to the above arrangements, the Company will settle an FCF Group intercompany debt, due from the Company to an FCF subsidiary in the CNIFP, by the payment of approximately NZ$8.5 million by the Company to the Receivers.

Collectively, these arrangements result in a net payment of approximately NZ$7.5 million by the Company to the Receivers. This payment is fully covered by existing specific provisions in the Company's accounts and, accordingly, there will be no adverse impact on this year's profit arising from the settlement or the restructuring costs necessitated by the termination of the management contract.

While there will be some ongoing sharing of infrastructure assets between the CNIFP and the Company, the establishment by the Receivers of a separate management company and an export company for the CNIFP's logs has meant that there will be a reduction in business synergies. The Company estimates that the net value of the synergies lost will have an impact on earnings of approximately NZ$10 million after tax per annum going forward from 30 September, when the CNIFP mills are transitioned.

In this regard the Company is undertaking a full review of its operations in order to mitigate the loss of these synergies, and to provide the appropriate structure for the forest management capabilities that will be required going forward as well as the growth platform for its processing and distribution operations.


Ends